Cytomedix, Inc.
209 Perry Parkway, Suite 7, Gaithersburg, MD 20877

November 1, 2010

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Mary Beth Breslin, Senior Attorney

Re:           Cytomedix, Inc. - Registration Statement on Form S-3 (File No. 333-168936)

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Cytomedix, Inc. (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-168936) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:30 P.M., Washington, D.C. time, on November 3, 2010, or as soon thereafter as practicable.

Furthermore, the Company acknowledges the following:

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should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cytomedix, Inc.

/s/ Andrew S. Maslan

Name: Andrew S. Maslan
Title: Chief Financial Officer